Exhibit 1


                                   [DESC LOGO]

                               DESC, S.A. DE C.V.

                                     NOTICE

Pursuant to articles 180, 182, 183, 186 and 187 of the General Corporations Law, the Corporate By-laws and to the resolution of the Board of Directors, the shareholders of DESC, S.A. DE C.V. are hereby called to the GENERAL EXTRAORDINARY SHAREHOLDERS MEETING, to be held at 12:00 noon on December 8, 1999, in the Auditorium located at Arco Torre I, Ground Floor, of the business center Arcos Bosques Corporativo, with its address at Paseo de los Tamarindos No. 400-B, Fracc. Bosques de las Lomas, Mexico, D.F. 05120, to discharge the following:


                                   A G E N D A


I. PROPOSAL AND APPROVAL, IF APPROPRIATE , OF THE MERGER OF THE COMPANY AND ITS SUBSIDIARY, AGROBIOS, S.A. DE C.V., BEING DESC, S.A. DE C.V. THE SURVIVING ENTITY AND AGROBIOS, S.A. DE C.V. THE MERGED COMPANY

II.      DESIGNATION OF DEPUTIES TO FORMALIZE THE RESOLUTIONS ADOPTED AT THE
         MEETING.

III.     READING AND APPROVAL OF THE MINUTES OF THE MEETING.


The shareholders are reminded that in order to attend the Meeting, they must deposit in the Secretariat of the Corporation, located at Paseo de los Tamarindos, No. 400-B, 28th floor, Fracc. Bosques de las Lomas, Mexico, D.F. 05120, at least one day prior the date set for the Meeting, their stock certificates or a certificate issued by a credit institution or a brokerage house, evidencing deposit of their stock certificates. The admission cards shall be delivered against the delivery of said stock or deposit certificates. The shareholders may attend personally or be represented by an attorney-in-fact, appointed by a simple letter proxy.


                         Mexico, D.F., November 19, 1999


                              ERNESTO VEGA VELASCO
                       SECRETARY OF THE BOARD OF DIRECTORS

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